UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On March 13, 2017, at a special meeting of the board of directors (the “Board”) of Rosetta Genomics Ltd. (“Rosetta”), the Board determined the specific ratio for the consolidation of the authorized share capital of Rosetta comprising of 60,000,000 Ordinary Shares with a nominal (par) value of NIS 0.6 each into a smaller number of ordinary shares with a higher nominal (par) value, to be 1:12 (the "Reverse Stock Split"). Subject to shareholder approval of the Reverse Stock Split at the extraordinary meeting of the shareholders scheduled for March 16, 2017, per the Notice and Proxy Statement relating to the extraordinary general meeting of the shareholders, following the consolidation, the authorized share capital of Rosetta will be NIS 36,000,000 divided into 5,000,000 ordinary shares, with a nominal (par) value of NIS 7.2 each.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697, 333-210366 and 333-214981.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: March 13, 2017	By:	/s/ Ron Kalfus
Chief Financial Officer